SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                ----------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 11)

                                ----------------

                        Wallace Computer Services, Inc.
                           (Name of Subject Company)

                                   FRDK, INC.
                           MOORE CORPORATION LIMITED
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS
                         (Title of Class of Securities)
                                   932270101
                     (CUSIP Number of Class of Securities)

                             JOSEPH M. DUANE, ESQ.
                                   FRDK, INC.
                             1 FIRST CANADIAN PLACE
                        TORONTO, ONTARIO, CANADA M5X 1GF
                                 (416) 364-2600
          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidder)
                              -------------------

                                    COPY TO:

                            DENNIS J. FRIEDMAN, ESQ.
                              DAVID M. WILF, ESQ.
                          DAVID M. SCHWARTZBAUM, ESQ.
                             CHADBOURNE & PARKE LLP
                              30 ROCKEFELLER PLAZA
                               NEW YORK, NY 10112
                                 (212) 408-5100



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                  FRDK,  Inc.  and Moore  Corporation  Limited  hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended, the "Statement"), originally filed on August 2, 1995, as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10 with respect to their offer to purchase all outstanding shares of Common Stock, par value $1.00 per share, of Wallace Computer Services, Inc., a Delaware corporation (together with the associated preferred stock purchase rights), as set forth in this Amendment No. 11. Capitalized terms not defined herein shall have the meanings assigned thereto in the Statement.

                 ITEM 10.      ADDITIONAL INFORMATION.

                  On September 27, 1995, the United States District Court for the Southern District of New York (the "New York Court") issued a Memorandum Opinion and Order (the "Order") granting Moore's motion to dismiss the Wallace Action. Moore had moved to dismiss the Wallace Action or, alternatively, transfer it to the Delaware Court on the grounds that the claims raised by the Company should be litigated as part of the Moore Action.

                  In granting the motion to dismiss the Wallace Action, the New York Court concluded that the Moore lawsuit against the Company and its directors alleging, among other things, a breach by the Company's directors of their fiduciary duties to the Company's shareholders, deserves priority over the Wallace Action "as the first filed suit" and that the Company's "allegations in this case should have been brought as counterclaims" in the Moore Action. A copy of the Order is attached hereto as Exhibit (g)(13) and the foregoing description is qualified in its entirety by reference to such exhibit.

                 ITEM 11.      MATERIAL TO BE FILED AS EXHIBITS.

                  (g)(13) Memorandum Opinion and Order, dated September 27, 1995, issued by the United States District Court for the Southern District of New York.



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                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 1995


                                                  FRDK, Inc.


                                                  By:    /s/ Joseph M. Duane

                                                  Name:     Joseph M. Duane
                                                  Title:    President



                                                  MOORE CORPORATION LIMITED


                                                  By:     /s/ Joseph M. Duane

                                                  Name:     Joseph M. Duane
                                                  Title:    Vice President and
                                                             General Counsel


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                                 EXHIBIT INDEX



                  (g)(13) Memorandum Opinion and Order, dated September 27, 1995, issued by the United States District Court for the Southern District of New York.